1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 26, 2022

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,549

Dear Mr. Orlic:

This letter responds to your comments concerning post-effective amendment (“PEA”) number 2,549 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of the iShares J.P. Morgan Broad USD Emerging Markets Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided supplemental comments to the Trust on August 24, 2022. For your convenience, the Staff’s comment is summarized below and is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:    We note your response to comment 12 regarding the Fund’s reservation of the right to reject or revoke creation orders. We also note the following revisions previously proposed by the Trust:

The Fund reserves the ~~absolute~~ right to reject or revoke a creation order transmitted to it by the Distributor or its agent~~,~~ provided that a rejection or revocation of a creation order does not violate Rule 6c-11 under the Investment Company Act. For example, the Fund may reject or revoke a creation order transmitted to it by the Distributor its agent if (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified,

BRUSSELS         CHICAGO         FRANKFURT         HOUSTON         LONDON         LOS ANGELES         MILAN

NEW YORK         PALO ALTO         PARIS         ROME         SAN FRANCISCO         WASHINGTON

August 26, 2022

as described above; (iv) acceptance of the Deposit Securities ~~would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit~~ is not legally required or would, in the opinion of counsel, be unlawful or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status); or ~~(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or BFA, have an adverse effect on the Fund or the rights of beneficial owners; or (vii)~~ (v) circumstances outside the control of the Fund, the Distributor or its agent and BFA make it impracticable to process purchase orders.

While the Staff does not object to this proposal in general, we note that the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” has been retained. Please confirm your understanding that the Staff continues to object to this language as overly broad and reserves the right to make further inquiry on this point on future filings or otherwise.

Response:    The Trust confirms its understanding of the nature of the Staff’s comment and its reservations and remains available for further discussion. The Trust will update the registration statement with the revisions shown above.

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Nick Cordell

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Jakob Edson